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                               January 12, 2022

       Dennis L. Higgs
       President
       Austin Gold Corp.
       1021 West Hastings Street, 9th Floor
       Vancouver, BC
       Canada V6C 0C3

                                                        Re: Austin Gold Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 4,
2022
                                                            File No. 333-260404

       Dear Mr. Higgs:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Exhibits

   1. We note that the legality opinion filed as Exhibit 5.1 states that the opinions "are provided solely for the benefit
of the party to whom it is addressed in connection with the
                                                        Offering," and limits
reliance by any other person. We note also that it appears that the legality opinion is
addressed to the registrant. Please have counsel revise the opinion to avoid the implication
that purchasers in the offering are not entitled to rely on the opinion.
                                                        For guidance, please
refer to Section II.B.3.d of Staff Legal Bulletin No. 19.
  Dennis L. Higgs
FirstName
Austin GoldLastName
             Corp. Dennis L. Higgs
Comapany
January 12,NameAustin
            2022       Gold Corp.
January
Page 2 12, 2022 Page 2
FirstName LastName
        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily
Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch,
Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551- 3584 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Jason Brenkert